Exhibit 99.1

NEWS RELEASE

NEW PACIFIC REPORTS FINANCIAL RESULTS FOR THE THREE MONTHS
ENDED SEPTEMBER 30, 2021

VANCOUVER, BRITISH COLUMBIA – NOVEMBER 11, 2021: New Pacific Metals Corp. (“New Pacific” or the “Company”) reports its unaudited consolidated financial results for the three months ended September 30, 2021, the first quarter of fiscal 2022. All figures are expressed in US dollars unless otherwise stated.

QUARTERLY HIGHLIGHTS

▪	Subsequent to quarter-end, announced results of the 2020-2021 metallurgical test program for the Silver Sand Project. Defined heap leach process as the preferred processing method, which achieves 80% silver recovery and significantly de-risks the project;

▪	Maintained working capital of $41.70 million, sufficient to advance the flagship Silver Sand Project, the Carangas Project and other regional exploration initiatives;

▪	Silver Sand Preliminary Economic Assessment (“PEA”) continues to advance. A total of 12,857 metres (“m”) of drilling were completed in 55 drill holes as part of the current resource expansion drill program;

▪	Received an administrative mining contract for the Silver Sand Project, establishing a clear title to the project mineral rights; and

▪	Completed the Phase I discovery drill program at the Carangas Project with a total of 3,790 m drilled in 13 holes. Announced a Phase II drill program to complete an additional minimum 7,500 m of drilling by the end of 2021.

Dr. Mark Cruise, CEO of New Pacific, said, “During the last quarter, we continued to advance the Silver Sand PEA. As part of our PEA work, we completed a metallurgical test program, which determined a path forward at Silver Sand as a bulk-tonnage, open pit, heap leach operation, producing silver doré on site. We are particularly pleased with this outcome as it significantly de-risks the project due to its lower capital and operating cost requirements, lower technical complexity and optimized project economics. We look forward to providing updates on our progress, while we maintain focus on creating value for our shareholders.”

FINANCIAL RESULTS

Working Capital: As of September 30, 2021, the Company had working capital of $41.70 million.

Net loss attributable to equity holders of the Company for the three months ended September 30, 2021 was $1.38 million or $0.01 per share (three months ended September 30, 2020 – net loss of $1.13 million or $0.01 per share). The Company’s financial results were mainly impacted by the following: (i) operating expenses of $1.60 million compared to $1.52 million in the comparative quarter; (ii) loss from investments of $0.01 million compared to income of $0.63 million in the in the comparative quarter; and (iii) foreign exchange gain of $0.26 million compared to loss of $0.24 million in the comparative quarter.

Operating expenses for the three months ended September 30, 2021 were $1.60 million (three months ended September 30, 2020 – $1.52 million).

Loss from investments for the three months ended September 30, 2021 was $0.01 million (three months ended September 30, 2020 – $0.63 million).

Foreign exchange gain for the three months ended September 30, 2021 was $0.26 million (three months ended September 30, 2020 – loss of $0.24 million). The Company holds a large portion of cash and short-term investments in US dollars to support its operations in Bolivia. Revaluation of these US-dollar-denominated financial assets to their Canadian dollar functional currency equivalents resulted in unrealized foreign exchange gain or loss for the relevant reporting periods. During the three months ended September 30, 2021, the US dollar appreciated by 2.8% against the Canadian dollar (from 1.2394 to 1.2741) while in the comparative quarter the US dollar depreciated by 2.1% against the Canadian dollar (from 1.3628 to 1.3339).

PROJECT OVERVIEW

SILVER SAND PROJECT

Since acquiring the project in 2017, the Company has carried out extensive exploration and Mineral Resource definition drill programs. From 2017 to 2019, the Company completed a total of 97,619 m of drilling in 386 diamond core drillholes.

On July 27, 2021, the Company announced the commencement of a 38,000 m diamond drill program at the project with the objectives to expand the existing resource, which remains open along strike and at depth, and to complete geotechnical drilling to support the PEA study. Highlights of the drill program include:

▪	80% of the drill program is intended to focus on expanding the existing Mineral Resources and discovering new resources;
▪	5,000 m of the drill program is dedicated to testing for feeder zones for the large Silver Sand deposit;
▪	District exploration drilling to target the North Block and Snake Hole Zone; and
▪	Mineral continuity and geotechnical drilling to support the Silver Sand PEA.

For additional information on the 2021 drill program, please see the Company’s news release dated July 27, 2021. As of the date of this news release, a total of 12,857 m of drilling were completed in 55 holes.

In addition to the 2021 drill program, the Company continues to advance and has commenced key studies and initiatives in support of the Silver Sand Project development. These include environmental baseline, socioeconomic and hydrogeology studies.

Subsequent to quarter-end, the Company reported results of the metallurgical test program for the Silver Sand Project. Highlights of the test work include:

▪	Defined heap leach process as the preferred processing method;
▪	80% silver recovery achieved through heap leach column testing;
▪	Approximately 80% of the resource is amenable to heap leaching and is located near the top of the deposit;
▪	Lower capital and operating costs compared to alternative process methods;
▪	Silver doré production on site further improves project economics;
▪	Significantly de-risks the project due to low technical complexity; and
▪	Increased project efficiency as the heap leach process may allow for lower cut-off grade, leading to an increased minable resource.

For additional details on the metallurgical test program, please refer to the Company’s news release dated October 19, 2021.

For the three months ended September 30, 2021, total expenditures of $2.21 million (three months ended September 30, 2020 - $0.68 million) were capitalized under the Silver Sand Project.

CARANGAS PROJECT

In April 2021, the Company signed a mining association agreement with a private Bolivian company to acquire a 98% interest in the Carangas Project. Under the agreement, the Company will cover 100% of the future expenditures of exploration, mining, development and production activities.  The agreement has a term of 30 years and is renewable for another 15 years.

On June 29, 2021, the Company announced the commencement of an initial discovery drill program at the Carangas Project. As of the date of this news release, Phase I drilling of 3,790 m in 13 holes has been completed.

On October 26, 2021, the Company announced that based on the encouraging results from the Phase I drill program, two additional drill rigs were mobilized and the drill program was expanded to include at least an additional 7,500 m by the end of 2021.

For the three months ended September 30, 2021, total expenditures of $0.55 million (three months ended September 30, 2020 - $nil) were capitalized under the Carangas Project.

The Carangas Project is comprised of two exploration licenses covering an area of 6.25 km2 and owned 100% by the Company’s Bolivian partner. New Pacific has entered into a mining association agreement with the Bolivian partner, under which New Pacific is required to cover 100% of the future expenditures on exploration, mining, development, and production activities in return for 98% economic interest in the Project.

SILVERSTRIKE PROJECT

During 2020, the Company’s exploration team completed reconnaissance and detailed mapping and sampling programs on the northern portion of the project. The results to date indicate good to excellent exploration potential for hosting narrow, high-grade, near-surface broad-zones of silver mineralization. Please refer to the Company’s news release dated September 29, 2020 for details on the exploration program at the northern areas of the project and to the news release dated November 19, 2020 for details on exploration activities and field work on the central and southern areas of the project.

For the three months ended September 30, 2021, total expenditures of $1,748 (three months ended September 30, 2020 - $0.41 million) were capitalized under the Silverstrike Project.

MANAGEMENT DISCUSSION AND ANALYSIS

This news release should be read in conjunction with the Company’s Management Discussion and Analysis (“MD&A”) and the unaudited condensed consolidated interim financial statements and notes thereto for the corresponding period, which have been filed with the Canadian Securities Administrators and are available under the Company’s profile on SEDAR at www.sedar.com and on the Company’s website at www.newpacificmetals.com.

QUALIFIED PERSON

The scientific and technical information contained in this news release has been reviewed and approved by Alex Zhang, P. Geo., Vice President of Exploration, who is a Qualified Person for the purposes of National Instrument 43-101 – Standards of Disclosure for Mineral Resources (“NI 43-101”). The Qualified Person has verified the information disclosed herein and are not aware of any significant risks and uncertainties that could be expected to affect the reliability or confidence in the information discussed herein.

ABOUT NEW PACIFIC

New Pacific is a Canadian exploration and development company with precious metal projects, including the flagship Silver Sand Project, the Silverstrike Project and the Carangas Project, all of which are located in Bolivia. The Company is focused on progressing the development of the Silver Sand Project, while growing its Mineral Resources through the exploration and acquisition of properties in the Americas.

For further information, please contact:

Stacey Pavlova, CFA

VP, Investor Relations and Corporate Communications

New Pacific Metals Corp.

Phone: (604) 633-1368

U.S. & Canada toll-free: 1 (877) 631-0593

E-mail: info@newpacificmetals.com

www.newpacificmetals.com

To receive company news by e-mail, please register using New Pacific’s website at www.newpacificmetals.com.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

Certain of the statements and information in this news release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian provincial securities laws. Any statements or information that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “is expected”, “anticipates”, “believes”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategies”, “targets”, “goals”, “forecasts”, “objectives”, “budgets”, “schedules”, “potential” or variations thereof or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements or information. Such statements include, but are not limited to: statements regarding anticipated exploration, drilling, development, construction, and other activities or achievements of the Company; timing of receipt of permits and regulatory approvals; timing and content of the PEA, and estimates of the Company’s revenues and capital expenditures.

Forward-looking statements or information are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those reflected in the forward-looking statements or information, including, without limitation, risks relating to: global economic and social impact of COVID-19; fluctuating equity prices, bond prices, commodity prices; calculation of resources, reserves and mineralization, general economic conditions, foreign exchange risks, interest rate risk, foreign investment risk; loss of key personnel; conflicts of interest; dependence on management, uncertainties relating to the availability and costs of financing needed in the future, environmental risks, operations and political conditions, the regulatory environment in Bolivia and Canada, risks associated with community relations and corporate social responsibility, and other factors described under the heading “Risk Factors” in the Company’s Annual Information Form for the year ended June 30, 2021 and its other public filings.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements or information.

The forward-looking statements are necessarily based on a number of estimates, assumptions, beliefs, expectations and opinions of management as of the date of this news release that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. These estimates, assumptions, beliefs, expectations and options include, but are not limited to, those related to the Company’s ability to carry on current and future operations, including: the duration and effects of COVID-19 on our operations and workforce; development and exploration activities; the timing, extent, duration and economic viability of such operations; the accuracy and reliability of estimates, projections, forecasts, studies and assessments; the Company’s ability to meet or achieve estimates, projections and forecasts; the stabilization of the political climate in Bolivia; the Company’s ability to obtain and maintain social license at its mineral properties; the availability and cost of inputs; the price and market for outputs; foreign exchange rates; taxation levels; the timely receipt of necessary approvals or permits, including the ratification and approval of the Mining Production Contract with COMIBOL by the Plurinational Legislative Assembly of Bolivia; the approval of the mining association agreement for the Silverstrike Project by AJAM; the ability of the Company to convert the exploration licenses at the Carangas Project to AMC; the ability to meet current and future obligations; the ability to obtain timely financing on reasonable terms when required; the current and future social, economic and political conditions; and other assumptions and factors generally associated with the mining industry.

Although the forward-looking statements contained in this news release are based upon what management believes are reasonable assumptions, there can be no assurance that actual results will be consistent with these forward-looking statements. All forward-looking statements in this news release are qualified by these cautionary statements. Accordingly, readers should not place undue reliance on such statements. Other than specifically required by applicable laws, the Company is under no obligation and expressly disclaims any such obligation to update or alter the forward-looking statements whether as a result of new information, future events or otherwise except as may be required by law. These forward-looking statements are made as of the date of this news release.

CAUTIONARY NOTE TO US INVESTORS

This news release, including the documents incorporated by reference herein, has been prepared in accordance with the requirements of the securities laws in effect in Canada which differ from the requirements of United States securities laws. All mining terms used herein but not otherwise defined have the meanings set forth in NI 43-101.

Accordingly, information contained in this news release and the documents incorporated by reference herein containing descriptions of the Company’s mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of United States federal securities laws and the rules and regulations thereunder.